Exhibit (h)(3)

September 16, 2020

Natixis ETF Trust II (the “Trust”)

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Re:	Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Natixis Advisors, L.P. (“Natixis Advisors”) notifies you that it will waive its management fee and, to the extent necessary, reimburse certain expenses of the Funds listed below through April 30, 2023 in order to limit the Funds’ total annual fund operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, to the following annual rates:

Name of Fund	Expense Cap
September 17, 2020 through April 30, 2023:
Natixis U.S. Equity Opportunities ETF1/2	0.90%
Natixis Vaughan Nelson Select ETF[3]	0.85%
Natixis Vaughan Nelson Mid Cap ETF[3]	0.90%

[1]	Harris Associates L.P. and Natixis Advisors have agreed to bear the waiver/reimbursement jointly on a pro rata basis relative to their advisory and sub-advisory fees, respectively.
[2]	Loomis, Sayles & Company, L.P. and Natixis Advisors have agreed to bear the waiver/reimbursement jointly on a pro rata basis relative to their advisory and sub-advisory fees, respectively.
[3]	Vaughan Nelson Investment Management, L.P. and Natixis Advisors have agreed to bear the waiver/reimbursement jointly on a pro rata basis relative to their advisory and sub-advisory fees, respectively.

With respect to each Fund, subject to applicable legal requirements, Natixis Advisors shall be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed subsequent to the effective date of this undertaking in later periods to the extent that a class’ total annual fund operating expenses fall below both (1) the expense limitation ratio in place at the time such amounts were waived/reimbursed and (2) the current applicable expense limitation ratio for such class; provided, however, that a Fund is not obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

During the period covered by this undertaking, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of the Trust.

Exhibit (h)(3)

For purposes of determining any such waiver or expense reimbursement, expenses shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds agree to bear some portion of the Funds’ expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Natixis Advisors, L.P.

By:	Natixis Distribution Corporation,
its general partner

By:	/s/ Russell Kane
Name:	Russell Kane

Title:	Executive Vice President, General Counsel, Secretary and Clerk

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